UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Netlist, Inc.

File No. 001-33170 - CF#25259

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Netlist, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed May 17, 2010, as amended.

Based on representations by Netlist, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through July 31, 2011
Exhibit 10.4	through July 31, 2011
Exhibit 10.5	through July 31, 2011
Exhibit 10.6	through July 31, 2011
Exhibit 10.7	through July 31, 2011
Exhibit 10.8	through July 31, 2011
Exhibit 10.9	through July 31, 2011
Exhibit 10.10	through September 10, 2011
Exhibit 10.11	through September 10, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel